SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For February 17, 2004


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



                Unit 1106-1110, 11F, Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                         Form 20-F [X]     Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes [ ]           No [X]

                         THIRD QUARTER EARNINGS RELEASE

Bonso Electronics Reports Record Sales for the First Nine Months with Earnings Up 103%


HONG KONG, Feb 17/PRNewswire-FirstCall/- Bonso Electronics International, Inc (Nasdaq: BNSO) today reported net income of $2,105,000 or $0.37 per share (diluted) on revenues of $58,340,000 for the nine months ended 31 December 2003. This represents an increase of 103 percent in net income and 69 percent in revenues as compared to net income of $1,037,000 or $0.19 per share (diluted) and sales of $34,581,000 posted during the same period last year.

Net income in the three months ended 31 December 2003 rose to $601,000 or $0.11 per share over $489,000 and $0.09 per share during the same period last year, representing an increase of 23%. Revenues increased to $17,260,000, a 25% increase over $13,853,000 during the same period last year.

"I am pleased to report that our earnings and revenues are continuing to grow substantially in the nine month period as well as, in the current quarter. These sales improvements came from increases in both Telecom and Sensor based (scale) products," said Mr. Anthony So, Bonso Chairman, CEO and President. Mr. So stated, "I feel the nine month and quarterly results continue to represent a significant positive change in our business."

"The nine months and quarterly results further demonstrate that we can significantly increase our sales volume while maintaining positive cash flow from operations thereby improving our cash and cash equivalents position to approximately $15,116,000 or $2.66 per share with little long term debt."

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com.

The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, seasonality of sales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                        Dec 31        March 31
                                                         2003           2003
                                                     -----------    -----------
                                                     (Unaudited)     (Audited)
Assets
Current assets
 Cash and cash equivalents                            15,116,595      3,633,528
 Restricted cash deposits                                   --        4,104,168
 Trade receivables, net                                7,949,851      6,191,627
 Inventories                                           7,599,281     12,656,518
 Notes receivable                                           --          358,188
 Tax recoverable                                         356,532         52,087
 Deferred income tax assets - current                       --           38,348
 Other receivables, deposits and prepayments           1,086,086      1,166,234
                                                     -----------    -----------
 Total current assets                                 32,108,345     28,200,698
                                                     -----------    -----------
Deposits                                                 551,399        551,399

Deferred income tax assets - non current                  82,210        128,887
Goodwill                                               1,089,258      1,100,962
Brand name, net                                        2,576,578      2,597,392

Property, plant and equipment
Leasehold land and buildings                          14,161,850     12,505,141
Plant and machinery                                   17,022,262     12,801,183
Furniture, fixtures and equipment                      3,488,090      5,251,171
Motor vehicles                                           369,086        343,068
                                                     -----------    -----------
                                                      35,041,288     30,900,563

Less: accumulated depreciation and amortization      (17,894,857)   (14,569,165)
Net property, plant and equipment                     17,146,431     16,331,398
                                                     -----------    -----------
 Total assets                                         53,554,221     48,910,736
                                                     -----------    -----------
Liabilities and shareholders' equity
Current liabilities
 Bank overdraft                                          239,864        216,410
 Notes payable                                         8,057,368      4,818,971
 Accounts payable                                      5,284,814      6,350,527
 Accrued charges and deposits                          1,846,163      1,827,286
 Short-term loans                                      4,486,711      4,727,988
 Current portion of long-term debt and capital
   lease obligations                                     537,796        482,940
                                                     -----------    -----------
 Total current liabilities                            20,452,716     18,424,122
                                                     -----------    -----------
Long-term debt and capital lease obligations,
  net of current maturities                            1,434,286        606,488

Commitments and contingencies
Minority Interests                                       100,370         55,275
Redeemable Common Stock
Redeemable Common Stock par value $0.003 per share     1,445,808      1,445,808
- issued and outstanding shares: March &
  December 2003 - 180,726

Shareholders' equity
 Preferred stock par value $0.01 per share
   - authorized shares - 10,000,000
   - issued and outstanding shares : March &
     December 2003 - 0
 Common stock par value $0.003 per share                  16,480         16,583
   - authorized shares - 23,333,334
   - issued and outstanding shares:
     March 31, 2003 - 5,529,133;
     December 31, 2003 - 5,494,844
 Additional paid-in capital                           21,394,136     21,458,376
 Deferred consultancy fee
 Retained earnings                                     8,353,660      6,533,224
 Accumulated other comprehensive income                  356,765        409,692
 Common stock held in treasury, at cost                                 (38,832)
                                                     -----------    -----------
                                                      30,121,041     28,379,043
                                                     -----------    -----------
Total liabilities and shareholders' equity            53,554,221     48,910,736
                                                     -----------    -----------


BONSO ELECTRONICS INTERNATIONAL INC.
CONSOLIDATED INCOME STATEMENT
(In Thousands of U.S. Dollars)
Unaudited
                                                  Three months ended Dec. 31   Nine months ended Dec. 31
                                                  --------------------------   -------------------------
                                                      2003          2002          2003          2002
                                                   ----------    ----------    ----------    ----------
Net sales                                              17,260        13,853        58,340        34,581
Cost of sales                                         (13,234)      (10,315)      (46,485)      (25,361)
                                                   ----------    ----------    ----------    ----------
Gross margin                                            4,026         3,538        11,855         9,220
Selling expenses                                          635           564         2,117         1,566
Salaries and related costs                              1,541         1,154         4,063         3,340
Research and development expenses                          84           105           340           257
Administration and general expenses                     1,067           922         2,781         2,399
Amortization of Brand Name                                 47            17           149           131
                                                   ----------    ----------    ----------    ----------
Income from operations                                    652           776         2,405         1,527
Interest Income                                            81            15           105            45
Other income                                              106            73           270           349
Interest Expenses                                        (192)         (172)         (657)         (487)
Foreign exchange (loss)/ gains                            (35)          (16)           45          --
Consultancy fee                                          --             (95)         --            (286)
                                                   ----------    ----------    ----------    ----------
Income before income taxes and minority interest          612           581         2,168         1,148
Income tax benefit                                         (3)          (62)          (18)          (73)
                                                   ----------    ----------    ----------    ----------
Net income before minority interest                       609           519         2,150         1,075
Minority interests                                         (8)          (30)          (45)          (38)
                                                   ----------    ----------    ----------    ----------
Net income                                                601           489         2,105         1,037
                                                   ----------    ----------    ----------    ----------
Earnings per share
 Basic & diluted                                         0.11          0.09          0.37          0.19

Weighted average shares Outstanding                 5,675,570     5,529,133     5,675,570     5,529,133


For more information, please contact,

In US - George OLeary,
Tel: 1-949-760-9611
Fax: 1-949-760-9607

In Hong Kong - Cathy Pang
Tel: +852-2605-5822
Fax: +852-2691-1724


SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: February 17, 2004                  By: /s/ Henry F. Schlueter
-----------------------                  --------------------------
                                         Henry F. Schlueter, Assistant Secretary